Fixed-Income Investment Strategy

Michael C. Brilley
President and Senior Fixed Income Officer
Sit Fixed Income

Presentation For
Sit Mutual Fund Shareholder Luncheon
Edina Country Club
Edina, Minnesota

October 24, 2016

Sit Investment Associates
Sit Mutual Funds

[This page intentionally left blank.]

10-Year U.S. Treasury Rates vs. Fed Funds Rate



15%
13%
11%
9%
7%
5%
3%
1%
-1%
Yield %
3%
2.5%
2%
2.5%
1.5%
4%
Sep-90
Sep-91
Sep-92
Sep-93
Sep-94
Sep-95
Sep-96
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12
Sep-13
Sep-14
Sep-15
Sep-16
10-Year Treasury Yield
Fed Funds Rate

Source: Bloomberg September 2016

Inflation is Still Low

Core Consumer Price Index



6%
5%
4%
3%
2%
1%
0%
Measure of Change Over Time
Jul-84
Jan-86
Jul-87
Jan-89
Jul-90
Jan-92
Jul-93
Jan-95
Jul-96
Jan-98
Jul-99
Jan-01
Jul-02
Jan-04
Jul-05
Jan-07
Jul-08
Jan-10
Jul-11
Jan-13
Jul-14
Jan-16
Core CPI Index (Monthly Year-Over-Year)

Source: Bloomberg, August 2016

TAXABLE BOND AND MUTUAL FUND YIELDS AND DURATION

As of September 30, 2016


3.0
2.0
1.0
0.0
Yield (%)
Sit U.S. Gov't Securities Fund* 2.08%
10 Year U.S. Treasury 1.61%
Sit Quality Income Fund* 1.16%
Barclays Intermediate Gov't Index 1.09%
5 Year U.S. Treasury 1.15%
Barclays 1-3 Year Gov't/Credit Index 1.08%
2 Year U.S. Treasury 0.77%
* 30 day SEC Yield
-1
0
1
2
3
4
5
6
7
8
9
10
Duration (Years)

Average Annual Total Returns (%) as of September 30, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Quality Income Fund	0.8	0.5	n/a	n/a	0.5

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares

Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Sit U.S Government Securities Fund vs. Barclays Intermediate Gov't Bond Index

September 30, 1996 – September 30, 2016

Sit U.S. Government Securities Fund Average Yield Advantage 0.93%



Sit U.S. Gov't
30-day SEC Yield
Average 4.13%
Barclays Inter. Gov't
Bond Index Yield
Average 3.20%
2.08%
1.07%
Yield (%)
0
1
2
3
4
5
6
7
8
Apr-96
Apr-97
Apr-98
Apr-99
Apr-00
Apr-01
Apr-02
Apr-03
Apr-04
Apr-05
Apr-06
Apr-07
Apr-08
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14
Apr-15
Apr-16
Sit U.S Gov't Securities 30-Day SEC Yield
Barclays Intermediate Gov't Bond Index

Annualized Returns For Periods Ended September 30, 2016	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit U.S. Government Securities Fund (SNGVX)	2.1	1.9	1.2	3.5	5.5
Barclays Intermediate Government Bond Index	2.4	2.2	1.6	3.7	5.8

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Sit Quality Income Fund Produces Yield Advantage

As of September 30, 2016



Sit Quality Income Quarterly Average Yield Differential (3/13 -9/16): +34 bp
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Yield (%)
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
1.16
1.04
Quality Income 30 Day SEC Yield
Barclays 1-3 Year Gov't/Credit

Average Annual Total Returns (%) as of September 30, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Quality Income Fund	0.8	0.5	n/a	n/a	0.5

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

SIT MN TAX-FREE INCOME FUND VS. BARCLAYS 5-YR MUNICIPAL INDEX

September 30, 1996 – September 30, 2016

Sit MN Tax-Free Income Fund Average Income Advantage 1.52%



7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Yield (%)
Average Price of Bonds in Portfolio
Sit MN Tax-Free
12-Month Distribution Rate
Average 4.43%
3.07%
$106.9
Barclays 5-Yr Muni Yield
Average 2.91%
1.31%
$114.7
Sep-96
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12
Sep-13
Sep-14
Sep-15
Sep-16
Sit MN Tax-Free Income Fund 12-Month Distribution Rate
Barclays 5-Yr Municipal Yield Index

Annualized Returns For Periods Ended September 30, 2016	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit MN Tax-Free Income Fund (SMTFX)	5.6	6.1	4.6	4.6	4.9
Barclays 5-Year Municipal Bond Index	3.0	2.9	2.6	4.1	4.5

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses. This information must be preceded or accompanied by a prospectus.

Sit MN Tax-Free Income Fund
12-Mo. Distribution Rate and Tax Equivalent Yield

September 30, 2006 – September 30, 2016



9%
6%
3%
0%
-3%
3.68%
3.07%
1.37%
* Tax-equivalent yield is based on the 30-Day SEC Yield at a federal tax rate of 43.4% and a Minnesota tax rate of 9.85%, for an effective combined tax rate of 48.98%.
Sep-06
Sep-07
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12
Sep-13
Sep-14
Sep-15
Sep-16

Source: U.S. Consumer Price Index Urban Consumers NSA

12-Month CPI — Sit MN Tax-Free 12-Mo. Distribution Rate — Tax Equivalent 30-Day SEC Yield*

Average Annual Total Returns (%) as of September 30, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Minnesota Tax-Free Income Fund	5.6	6.1	4.6	4.6	4.9

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses. This information must be preceded or accompanied by a prospectus.

Sit Minnesota Tax-Free Income Fund Portfolio Characteristics

QUALITY	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15	9/30/16
AAA	17.1%	17.3%	19.6%	17.0%	9.8%	8.2%	6.8%	7.7%	7.1%	5.9%	4.6%	6.5%	5.6%
AA	6.2	12.7	10.7	8.1	16.8	18.7	19.1	22.6	19.7	22.4	22.2	24.5	30.7
A	16.7	13.2	10.9	13.5	15.8	16.9	18.8	17.3	16.3	20.8	20.7	20.4	21.0
BBB	14.2	15.4	13.4	17.4	15.5	15.8	15.6	15.8	12.0	13.0	10.2	7.9	8.0
<BBB	1.7	3.1	2.6	3.1	3.1	1.3	1.8	0.6	1.2	1.0	1.4	3.6	4.2
CASH EQUIVALENTS	7.7	6.5	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.2	9.1	7.8	3.4
PERCENT RATED	63.6%	68.2%	62.4%	62.4%	62.2%	65.9%	65.2%	67.5%	66.5%	65.3%	68.2%	70.7%	72.9%
NON-RATED (SIT INTERNAL RATINGS)													
(AAA)	4.1	2.2	1.7	0.5	0.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0
(AA)	1.0	1.0	1.0	1.0	1.0	0.4	2.7	3.0	1.8	2.6	2.0	1.2	1.0
(A)	6.2	5.4	9.3	7.6	7.5	7.7	3.7	3.0	1.2	0.9	0.8	0.4	0.3
(BBB)	18.0	17.0	17.8	19.1	18.2	15.8	14.4	13.9	11.7	10.0	7.8	8.0	7.0
(BB)	7.1	6.2	7.8	9.4	11.1	10.2	13.0	12.6	18.8	21.2	21.2	19.7	18.8
PERCENT NON-RATED	36.4%	31.8%	37.6%	37.6%	37.8%	34.1%	34.8%	32.5%	33.5%	34.7%	31.8%	29.3%	27.1%
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A3 / A-	A2 / A	A2 / A	A2 / A	A3/A-	A2 / A	A3 / A-	A2 / A	A2 / A	A3 / A-	A2 / A	A3 / A-	A2/A
PORTFOLIO COMPOSITION													
HOUSING	36.0%	28.9%	27.2%	28.9%	32.1%	32.5%	34.1%	34.4%	31.0%	39.1%	36.4%	36.6%	32.8%
SINGLE FAMILY	*2.9*	*5.4*	*4.6*	*7.5*	*12.2*	*14.6*	*12.4*	*17.3*	*12.5*	*17.6*	*16.6*	*15.8*	*14.3*
MULTI FAMILY	*33.1*	*23.5*	*22.6*	*21.4*	*19.9*	*17.9*	*21.7*	*17.1*	*18.5*	*21.5*	*19.8*	*20.8*	*18.5*
HOSPITAL	18.9	22.3	21.5	25.1	25.5	22.1	20.1	19.1	17.2	16.4	16.2	14.9	17.0
OTHER REVENUE	8.6	7.9	8.7	9.7	9.9	11.4	13.4	13.1	12.7	13.3	10.9	10.9	10.6
EDUCATION	4.7	4.2	9.2	12.4	11.0	10.5	10.5	11.5	11.1	11.6	11.0	11.7	13.0
UTILITIES	0.4	1.9	0.8	3.8	6.4	5.3	7.2	5.6	5.0	4.8	5.2	4.2	4.2
INSURED	7.8	6.7	8.7	5.2	4.9	3.7	3.6	3.0	2.8	1.1	1.7	1.3	1.3
LEASES	2.3	3.7	3.3	2.5	2.4	2.2	2.5	2.9	4.2	4.3	4.5	4.8	8.4
IDR/PCR	6.8	7.5	5.7	2.7	3.5	2.7	2.6	2.1	1.3	1.2	0.3	0.2	0.2
ESC. TO MAT/PRE REF	4.1	4.9	6.6	4.3	0.3	2.1	0.0	0.0	0.3	1.4	0.9	3.3	2.8
MUTUAL FUNDS	0.0	0.0	0.0	1.0	0.8	0.9	0.8	0.8	1.0	1.7	1.4	1.3	1.3
GENERAL OBLIGATION	1.9	4.5	2.4	0.6	1.5	0.8	0.5	2.5	2.2	2.0	1.5	2.7	4.5
INSURED - G.O.	0.0	0.9	0.2	0.1	0.0	0.4	1.0	1.0	0.7	0.7	0.6	0.1	0.1
PUBLIC FACILITIES	0.8	0.1	0.5	0.4	0.5	0.4	0.6	0.5	0.3	0.3	0.3	0.2	0.4
CASH EQUIVALENTS	7.7	6.5	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1	7.8	3.4
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	13.1	12.8	14.0	15.5	14.6	14.7	15.4	16.1	14.5	16.6	15.3	15.2	15.7
WEIGHTED AVG CPN	5.5	5.4	5.4	5.3	5.3	5.1	5.4	5.2	4.6	5.0	4.5	4.5	4.6
WEIGHTED AVG PRICE	102.0	102.1	102.9	98.5	84.3	97.1	95.7	100.9	104.2	97.0	103.5	103.9	106.9
DURATION TO AVERAGE LIFE (Yrs)	4.2	3.8	4.2	4.9	5.1	4.9	5.5	5.4	4.2	5.4	4.7	4.8	5.3
SIT 30-DAY SEC YIELD (%)	4.5	4.4	4.4	4.6	6.2	4.6	4.7	4.3	3.5	4.3	2.7	2.7	1.9

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

See the Total Returns for MN Tax Free Income Fund on P. 12

Five Largest Minnesota Mutual Funds' Yields and Duration

As of September 30, 2016


3.0
2.0
1.0
30-Day SEC Yield (%)
Sit MN Tax-Free Income Fund 1.88%
Nuveen MN Muni Bond 1.54%
Columbia MN Tax-Exempt Fund 1.36%
Delaware Tax-Free MN Fund 1.21%
Fidelity MN Municipal Inc Fund 1.17%
4
5
6
7
8
Duration (Years)

Average Annual Total Returns (%) as of September 30, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Minnesota Tax-Free Income Fund	5.6	6.1	4.6	4.6	4.9

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Five Largest National Intermediate Funds' Yield and Duration Compared to Tax-Free Income Fund

As of September 30, 2016



3.0
2.5
2.0
1.5
1.0
0.5
30-Day SEC Yield (%)
Sit Tax Free Income Fund
2.26%
American Funds Tax-Exempt Bond
1.41%
Nuveen Int Duration Muni
1.29%
BlackRock Nat'l Muni
1.12%
Fidelity Advisor Int Muni Inc
1.34%
JPMorgan Int Tax Free Bond
0.91%
3.5
4.0
4.5
5.0
5.5
6.0
Duration (Years)

Average Annual Total Returns (%) as of September 30, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Tax-Free Income Fund	7.2	7.9	6.0	4.5	5.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses.

Disclosures

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

The **SEC yield** reflects the rate at which the Fund is earning income on its current portfolio of securities, while the **distribution rate** reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. The **Yield to Worst** on page 8 is the lowest yield an investor can expect when investing in a callable bond.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations.

The **Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. **The Barclays Government Bond Index** is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. **The Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market and is the 5-year (4-6) component of the Barclays Municipal Bond Index. **The Barclays Municipal Index** is an unmanaged index considered representative of the tax-exempt bond market. The index returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by Sit Investment and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Average Annual Total Returns (%) as of September 30, 2016

	1 Year	3 Year	5 Year	10 Year	Since Inception
Taxable					
Sit U.S. Government Securities Fund (SNGVX)	2.1	1.9	1.2	3.5	5.5
Barclays Intermediate Government Index	2.4	2.2	1.6	3.7	5.8
Sit Quality Income Fund	0.8	0.5	n/a	n/a	0.5
Barclays 1-3 Year Gov't/Credit Index	1.3	1.1	n/a	n/a	1.0
Tax-Free					
Sit Minnesota Tax-Free Income Fund	5.6	6.1	4.6	4.6	4.9
Sit Tax-Free Income Fund	7.2	7.9	6.0	4.5	5.4
Barclays 5-Year Municipal Index	3.0	2.9	2.6	4.1	4.5
Barclays Municipal Index	5.6	5.5	4.5	4.7	5.3

30 – Day SEC yield

Disclosures - Continued

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults. Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.